Exhibit (a)(22)

News Release                           TRW Inc.                    [TRW Logo]
                                       1900 Richmond Road
                                       Cleveland, OH 44124



    For Immediate Release                 Contact
                                          Judy Wilkinson or Barrett Godsey
                                          Joele Frank, Wilkinson Brimmer Katcher
                                          212-355-4449

                                          Jay McCaffrey, TRW Media
                                          216-291-7179

                                          Ron Vargo, TRW Investors
                                          216-291-7506


PRELIMINARY VOTE COUNT INDICATES TRW SHAREHOLDERS OVERWHELMINGLY REJECT TWO OF NORTHROP'S PROPOSALS AND SUPPORT TRW'S BOARD

TRW Continues To Urge Shareholders To Vote Against Northrop's Control Share Acquisition Proposal On May 3 And Not To Exchange Shares Into Northrop's Inadequate Offer


Cleveland, April 24, 2002 - TRW Inc. (NYSE: TRW) today announced that it appears that TRW shareholders have overwhelmingly rejected two proposals submitted by Northrop Grumman Corporation (NYSE: NOC), based on the number of proxies submitted to the independent inspector of elections, IVS Associates, Inc., at today's Annual Meeting of Shareholders, while a third proposal may have passed. TRW shareholders rejected Northrop's proposal that TRW establish a committee of Independent Directors to evaluate Northrop's offer and that TRW take all actions within its authority to let shareholders decide for themselves whether to exchange their TRW shares for Northrop common stock. Based on preliminary estimates, it appears that shareholders may have approved Northrop's non-binding proposal requesting access to non-public information about TRW.

"We are delighted with the outcome of today's vote and the confidence demonstrated by our shareholders not only in the TRW Board, but also in the strategic direction of our Company. With respect to Northrop's proposal on access to non-public information, we are not surprised that it may have passed by a small margin, since TRW's Board has already said that it will provide all interested parties an opportunity to conduct due diligence, including Northrop.

"We believe that actions speak louder than words, and TRW's Board has shown that it will do what it takes to deliver full value to TRW shareholders," said Philip A. Odeen, TRW chairman.

"We have a great quarter behind us and have raised earnings expectations for the full year. With efforts underway to both execute our shareholder value enhancement plan and explore strategic alternatives, we are on track to deliver value to our shareholders in excess of Northrop's inadequate offer. We urge our shareholders not to let Northrop acquire TRW for less than it is worth. Reject Northrop's control share acquisition proposal and don't tender your shares into Northrop's financially inadequate, highly conditional offer," concluded Mr. Odeen.

TRW shareholders also elected four directors to TRW's Board of Directors for a term of three years ending in the year 2005 and ratified Ernst & Young LLP as the Company's independent auditors.

Prior to the closing of the polls at the Annual Meeting, all proxy cards received by TRW were turned over to the independent inspector of elections who will tabulate the results. It is expected that the certified results will be provided in several weeks. TRW will publicly announce the certified results once they are made available to the Company.

TRW shareholders are urged to vote against Northrop's proposal to be voted on at the May 3, 2002 Special Meeting of Shareholders. For more information about how to vote, shareholders can call the Company's proxy solicitor, Georgeson Shareholder Communications Inc. toll-free at (866) 649-8030.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.


This press release contains certain "forward-looking statements" that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company's control. Further, the Company's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company's operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotive business or that such spin-off will be complete by the end of the fourth quarter 2002; (iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company's strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company's operating cash flows in 2002, that such amounts will be utilized to reduce the amount of the Company's indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company's costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.





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